FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text summarising the significant differences between HSBC Group reporting on a UK Generally Accepted Accounting Principles ("UK GAAP") and International Financial Reporting Standards ("IFRS") basis will be filed later today at the Securities and Exchange Commission ("SEC") by HSBC Holdings plc on form 6-K.

Summary of significant differences between HSBC Group reporting on a UK GAAP and IFRS basis

HSBC currently prepares its primary financial statements in accordance with UK generally accepted accounting principles (‘UK GAAP’) which differ in certain significant respects from International Financial Reporting Standards (‘IFRS’). From 1 January 2005, HSBC will be required to prepare consolidated financial statements in accordance with IFRS as endorsed by the European Union (‘EU’). HSBC intends also to comply fully with IFRS as issued by the International Accounting Standards Board (‘IASB’).

HSBC’s first results prepared under IFRS will be published in the interim report for the six months to 30 June 2005. The Group expects to take advantage of the proposed Securities and Exchange Commission (‘SEC’) exemption from disclosing a second year of comparatives and hence the date of transition to IFRS for HSBC is expected to be 1 January 2004.

The information in this document has been prepared on the basis of IFRS expected to be in effect for the year ending 31 December 2005. The IFRS in effect at that date may differ owing to decisions taken by the EU on endorsement, interpretative guidance issued by the IASB / International Financial Reporting Interpretations Committee (‘IFRIC’) and the requirements of companies legislation. This could have an effect on HSBC’s 2005 financial statements.

In addition, HSBC continues to evaluate the balance sheet and income statement effects of adopting IFRS. Until this work is completed it is possible that further effects not covered in this document will be identified. However, it is not expected that this will give rise to a significant impact.

Cautionary statement regarding forward-looking statements

The following analysis contains certain forward-looking statements with respect to the financial condition and results of HSBC in relation to the implementation of IFRS as adopted by the EU and as issued by the IASB. Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’, ‘reasonably possible’ and variations of these words and similar expressions are intended to identify forward-looking statements. Forward-looking statements speak only as of the day they are made, and it should not be assumed that they have been revised or updated in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement.

Summary of differences between HSBC Group reporting on a current UK GAAP and IFRS basis

HSBC expects the main differences arising under IFRS reporting to be as follows:

•	ceasing to amortise goodwill;
•	recognition on the balance sheet of pension deficits and surpluses;
•	dividends proposed but not declared no longer recognised as a liability at the balance sheet date;
•	tax effects not taken into account when allocating finance lease income and change in depreciation basis for operating lease assets;
•	recognition of an expense in relation to the fair value of employee share options;
•	line-by-line consolidation of life assurance and the loss of the valuation of the discounted future earnings expected to emerge from the business currently in force for certain insurance products;
•	overall increase in deferred tax assets;
•	the inclusion of certain financial instruments and all derivatives in the balance sheet at fair value;
•	grossing up of the balance sheet due to revised rules on netting; and
•	the presentation of preference shares as liabilities.

Set out below is a summary of the differences expected to affect HSBC. The impact of these differences is shown as either high, medium or low, where those terms have the following meanings:

High – expected to have a significant monetary impact (or could potentially have such an impact) on Group reporting.

Medium – expected to have a moderate monetary impact or a significant presentational impact on Group reporting.

Low – expected to have a limited monetary impact or limited presentational impact on Group reporting.

HSBC intends to use the exemption in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ and not present comparative information in accordance with IAS 32 ‘Financial Instruments: Disclosure and Presentation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 4 ‘Insurance Contracts’. Comparative information for financial instruments and insurance contracts will be prepared on the basis of the Group’s current accounting policies under UK GAAP.

As a result of the above exemptions certain changes will apply from 1 January 2004 followed by further changes (due to IAS 32, IAS 39 and IFRS 4) to apply from 1 January 2005. The tables below group these changes by the date from which they will be applicable.

IFRS 1 also allows or requires a number of other exceptions to its general principle that the standards in force at the reporting date should be applied retrospectively. The table below notes where these exceptions apply for HSBC.

Changes applying to comparatives from 1 January 2004 (and to the IFRS opening balance sheet at this date)

The overall impact on opening net assets for 1 January 2004 is expected to be low. Details of specific changes expected are provided in the table below.

UK GAAP	IFRS
Goodwill and business combinations

For acquisitions prior to 1998, goodwill arising on the acquisition of subsidiary undertakings, associates or joint ventures was charged against reserves in the year of acquisition.

For acquisitions made on or after 1 January 1998, goodwill is included in the balance sheet and amortised over its estimated useful life on a straight-line basis.

IFRS 1 does not permit the reinstatement of goodwill previously eliminated against reserves.

The book value of goodwill existing at 31 December 2003 under UK GAAP is carried forward under IFRS 1 from 1 January 2004, subject to two adjustments. First, if there are previously unrecognised intangible assets that meet the recognition criteria under IAS 38 ‘Intangible Assets’, these are reported separately to the extent that they are included in goodwill at the date of transition. Secondly, any adjustments to provisional fair values (and hence goodwill) made during the first twelve months after an acquisition are reflected in comparative information.

IFRS 3 ‘Business Combinations’ requires that goodwill should not be amortised but should be tested for impairment on transition and at least annually at the cash-generating unit level by applying a fair value based test. Any impairment is recognised in the income statement. HSBC intends to apply IFRS 3 from 1 January 2004.

Goodwill included in the balance sheet is tested for impairment when necessary by comparing the recoverable amount of an income-generating unit with the carrying value of its net assets, including attributable goodwill. The recoverable amount of an income-generating unit is the higher of its value in use, generally the present value of the expected future cash flows from the entity and its net realisable value.

Impairment losses are allocated first to goodwill, thereafter to any capitalised intangible asset, and finally to the tangible assets of an income-generating unit on a pro-rata (or more appropriate) basis.

IAS 36 ‘Impairment of Assets’ requires that goodwill should be tested for impairment at the lowest level at which goodwill is monitored for internal management purposes. This should not be larger than a segment based on either the primary or secondary reporting format (as determined in accordance with IAS 14 ‘Segment Reporting’). Impairment testing may be performed at any time during the year, provided it is performed at the same time every year.

If the recoverable amount (higher of fair value less costs to sell and value in use) of the cash-generating unit is lower than its carrying amount, IAS 36 requires that the impairment loss is allocated first to goodwill until no goodwill remains and then to the other assets of the unit on a pro-rata basis.

At the date of disposal of subsidiary undertakings, associates or joint ventures, any unamortised goodwill or goodwill charged directly against reserves is included in HSBC’s share of total net assets of the undertaking in the calculation of the gain on disposal of the undertaking.

At the date of disposal of subsidiary undertakings, associates or joint ventures, the book value of goodwill is included in the calculation of the gain or loss on disposal. Goodwill charged directly against reserves is not recognised in any profit or loss arising on disposal under IFRS 3.

If the initial accounting for an acquisition can be determined only provisionally by the end of the period in which the combination is effected, the acquirer should account for it using provisional valuations. These should be amended in the next financial statements, i.e. in the 12 months following the end of the reporting period in which the acquisition occurred, with a corresponding adjustment to goodwill. This would not give rise to a prior year adjustment.

Under IFRS 3, the acquirer shall only recognise adjustments to the provisional fair values of assets and liabilities acquired in a business combination within 12 months of the acquisition date, with a corresponding adjustment to goodwill. These adjustments should be made as if they had occurred at the acquisition date, i.e. the comparative information will be adjusted.

IMPACT

High – goodwill recorded at 31 December 2003 (after adjusting for intangible assets recognised under IFRS and any adjustments made to provisional fair values on acquisitions) will be the subject of impairment testing thereafter. In the event of impairment, the absence of previous amortisation is likely to lead to larger impairment charges than would have been required under UK GAAP. The cessation of goodwill amortisation will impact the income statement. HSBC already discloses returns before goodwill amortisation on cash invested as this is the basis used internally to judge performance.

Pension costs and other post retirement benefits

SSAP 24 ‘Accounting for pension costs’, which adopts a profit and loss approach, requires that pension costs, based on actuarial assumptions and methods, are charged so as to allocate the cost of providing benefits over the average remaining service lives of employees.

HSBC currently discloses the profit and loss account and balance sheet effect that would occur if FRS 17 ‘Retirement benefits’ was implemented (the provisions of FRS 17 are similar to IAS 19).

IAS 19 ‘Employee Benefits’ adopts a balance sheet approach that requires assets to be assessed at fair value and the assessment of liabilities to be based on current actuarial assumptions using the Projected Unit Credit Method. The net pension surplus or deficit is recognised on the balance sheet. As allowed under IAS 19, actuarial gains or losses will be recognised in the statement of recognised income and expense in the year in which they arise.

IMPACT

Medium – on initial adoption, the deficit in the pension schemes measured under IAS 19 will be charged to equity. The annual impact on the income statement expense is currently expected to be low. The income statement charge will be more sensitive to changes in assumptions, particularly the discount rate, expected return on plan assets, the expected increase in salaries and pensions and other actuarial assumptions including mortality.

Dividends

Equity dividends declared after the balance sheet date but regarded as an appropriation of profit for the period ended on the balance sheet date are included as an asset of the receiving company and as a liability of the declaring company at the balance sheet date. Such dividends are thus included on the face of the profit and loss account.

IAS 10 ‘Events After the Balance Sheet Date’ states that equity dividends declared after the balance sheet date may not be included as a liability at the balance sheet date.
IMPACT Medium – with regard to the Group accounts, no liability will arise at the balance sheet date in respect of the final dividend declared after the period end in respect of the period just ended.

Leasing
Finance lease income is recognised so as to give a constant rate of return on the net cash investment in the lease, taking into account tax payments and receipts associated with the lease.

IAS 17 ‘Leases’ requires that unearned income on finance leases be taken to income at a rate calculated to give a constant rate of return on the net investment in the lease, but no account is taken of the tax effects of the lease.

Operating leased assets are depreciated over their useful lives such that, for each asset, rentals less depreciation are recognised at a constant periodic rate of return on the net cash invested in that asset.

Depreciation is on the same basis as for owned assets.

IMPACT

Medium – for finance leases, earnings will generally be allocated to later years due to the impact of initial tax allowances. For operating leases, the changed depreciation method will also reduce the amount of profit recognised in the early years of the lease.

Both of these effects will reduce equity on initial transition to IFRS.

Share-based compensation

For executive share option schemes, such options are granted with a strike price equal to the market value of the underlying share at the date of grant and, therefore, no compensation costs are recognised under the ‘intrinsic value method’.

For longer-term and other restricted share award schemes, the intrinsic value of the shares awarded is charged to compensation cost over the vesting period. To the extent that the award is adjusted by virtue of non- market-based performance conditions being met, the compensation cost is adjusted accordingly.

For Save-As-You-Earn schemes, employees are granted shares at a 20 per cent discount to market value at the date of grant. Under a specific exemption introduced to promote such shares, no compensation cost is recognised for such awards.

IFRS 2 ‘Share-based Payment’ requires a fair value based method for accounting for share-based compensation plans which takes into account vesting conditions related to market performance, e.g. total shareholder return. Under this method, compensation cost is measured at date of grant based on the value of the award and is recognised over the service period, which is usually the vesting period.

In respect of other vesting conditions, an estimate of the number of options that will lapse before they vest is made at grant date and adjustments to this estimate are made over the service period. The costs recognised reflect the actual number of lapsed options.

There is no exemption under IFRS 2 for Save-As-You-Earn schemes.

Current UK GAAP states that the amount recognised for share awards should be charged in the profit and loss account on a straight-line basis (or another basis that more fairly reflects the services received) over the period to which the performance criteria relate.

Generally, shares awarded as a bonus for previous service are expensed immediately and other share grants with vesting conditions are expensed over their vesting period.

IFRS 2 states that an entity should recognise services as they are received. Further, if there are vesting conditions, the entity shall presume that the services will be received during the vesting period.

If a guaranteed bonus is awarded in respect of service in the past but an employee must complete a further specified period of service before entitlement to the award (the vesting period), the expense is spread from the date of commencement of services to the vesting date.

If a discretionary bonus, to be satisfied in shares, is awarded in respect of service in the past, the bonus is expensed over the period from the date the bonus is announced until the award vests.

IMPACT

Medium – expensing share options at fair value will give rise to a higher expense than that arising under the intrinsic value method. HSBC intends to undertake full retrospective application of IFRS 2, as allowed by IFRS 1.

Line-by-line consolidation of life assurance
Long-term assurance assets (excluding own shares held) and liabilities attributable to policyholders are recognised in HSBC’s accounts in ‘Other assets’ and ‘Other liabilities’.

IAS 27 ‘Consolidated and Separate Financial Statements’ requires that all entities are consolidated on a line-by-line basis. All insurance subsidiaries’ third party assets will be included with other Group-owned assets of the same type. In addition, further analysis is required on the face of the income statement in relation to insurance balances.

IMPACT Medium – this is principally a presentational change that will affect the face of the income statement and balance sheet.

Deferred taxation

Deferred taxation is generally provided in the accounts for all timing differences, subject to assessment of the recoverability of deferred tax assets.

Under UK GAAP, no deferred tax liability is recognised for unremitted earnings unless they have been accrued or there is a binding agreement for earnings to be remitted.

As provided by IAS 12 ‘Income Taxes’, deferred tax liabilities and assets are generally recognised in respect of all temporary differences, subject to assessment of the recoverability of deferred tax assets. Deferred tax assets are recognised to the extent it is probable that taxable profit will be available against which the deductible temporary differences can be utilised.

Unremitted earnings from subsidiaries, associates and joint ventures may result in a deferred tax liability unless the reporting entity is able to control the timing of remittances and it is probable that earnings will not be remitted in the foreseeable future.

IMPACT

Medium – some additional deferred tax balances will be required in respect of temporary differences not previously recognised under UK GAAP. These will include fair value adjustments to assets and liabilities acquired in a business combination and revaluation of non-monetary assets, in particular properties. Deferred tax balances arising after 1 January 2004 on business combinations will affect goodwill. All other deferred tax balances will in total result in an increase in equity on transition.

Intangible assets

An intangible asset should be recognised separately from goodwill where it is identifiable and controlled. It is identifiable only if it can be disposed of or settled separately without disposing of the whole business. Control requires legal rights or custody over the item.

An intangible asset purchased as part of a business combination should be capitalised at market value or, if not readily ascertainable, at fair value.

Intangible assets are tested for impairment at each reporting date if they are amortised over a period exceeding 20 years from the date of acquisition or have an indefinite useful life.

IAS 38 states that an intangible asset should be recognised separately from goodwill in a business combination when it arises from contractual or other legal rights, or if it is separable i.e. it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset or liability. The effect of this is that certain intangible assets such as trademarks and customer relationships are recognised on business combinations, whereas such assets are not generally recognised under UK GAAP.

Intangible assets that have an indefinite useful life, or are not yet ready for use, are tested for impairment annually. This impairment test may be performed at any time during an annual period, provided it is performed at the same time every year. An intangible asset recognised during the current period is tested before the end of the current annual period.

IMPACT

Low – the main impact is expected to arise on business combinations where more intangible assets will be recognised both on transition and in the future. Intangibles with a finite life will continue to be amortised and tested for impairment on a regular basis. As a consequence, the distinction between identifiable intangible assets and residual goodwill will result in different accounting; in the first instance to amortisation where the life is finite and in the latter case to impairment testing.

Costs of software for internal use

HSBC generally expenses costs of software developed for internal use. Where it can be demonstrated that conditions for capitalisation are met under FRS 10 ‘Goodwill and intangible assets’ or FRS 15 ‘Tangible fixed assets’, the software is capitalised and amortised over its estimated useful life.

Website design and content development costs are capitalised only to the extent that they lead to the creation of an enduring asset, delivering benefits at least as great as the amount capitalised.

IAS 38 requires costs incurred in the development phase of a project to produce application software for internal use to be capitalised and amortised over the software’s estimated useful life if the software will generate reliably measurable future economic benefits.

Software, where capitalised, is treated as part of the related operating hardware.	Where the software developed is not integral to the related hardware, the costs are classified separately as an intangible asset under IAS 38 and amortised over the software’s estimated useful life.

IMPACT

Low – there will be an increase in equity on initial adoption due to an increase in capitalised assets. There will be little impact on the income statement as long as the amount capitalised each year is broadly consistent, with some presentational impact due to a reduction in administrative expenses and an increase in the amortisation charge.

Property

HSBC values its properties including both freehold and leasehold land on an annual basis and adjustments arising from such revaluations are taken to reserves. Non-investment properties are generally valued at their ‘existing use value’, an amount reflecting their current usage.

As permitted under IAS 16 ‘Property, Plant and Equipment’, HSBC intends to adopt the cost model whereby the asset is carried at cost less any accumulated depreciation and any accumulated impairment losses. Advantage will be taken of the exemption in IFRS 1 which allows carrying value at the date of transition to IFRS (including where properties have been revalued) to be used as deemed cost in most circumstances.

Investment properties are included in the balance sheet at their open market value. Movements in open market value are taken to an investment property revaluation reserve.	Investment properties will be measured, as allowed by IAS 40 ‘Investment Property’, at fair value with changes in fair value recognised in the income statement.
IMPACT Low – no account will be taken in the future of revaluation surpluses or deficits on non-investment properties (where the property is not impaired).

Foreign currency translation

SSAP 20 ‘Foreign currency translation’ states that exchange gains or losses arising from the retranslation of a company’s net investment in a foreign operation should not be recognised in the profit and loss account, but accounted for as an adjustment to the profit and loss account reserve.

On disposal of a foreign operation, foreign exchange gains and losses in respect of that operation remain in reserves.

IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ states that in consolidated financial statements, all exchange differences arising on the retranslation of a foreign operation with a different functional currency from the Group’s presentation currency (US dollar) should be recognised as a separate component of equity, in the foreign exchange reserve.

On disposal of a foreign operation, the exchange differences previously recognised in reserves in relation to that operation should be recognised in the income statement for the period.

HSBC intends to deem cumulative translation differences at 1 January 2004 as zero, as permitted by IFRS 1.

IMPACT

Low – going forward, this will be a presentational change on the face of the balance sheet. In addition, gains on any future disposals of subsidiaries will be augmented where the subsidiary has a functional currency which has appreciated against the US dollar since it was established or acquired; the converse will be true where the functional currency has depreciated against the US dollar.

Consolidation of special purpose entities

FRS 5 ‘Reporting the substance of transactions’ defines control as the ability of an undertaking to direct the financial and operating policies of another undertaking with a view to gaining economic benefits from its activities. FRS 5 requires that entities controlled by HSBC and giving rise to benefits in substance no different to those that would arise were the vehicle a subsidiary must be consolidated as quasi-subsidiaries.

When assessing control under FRS 5, the risks and benefits and the substance of the entire transaction are considered.

SIC 12 ‘Consolidation – Special Purpose Entities’ requires consolidation of special purpose entities (SPEs) when the substance of the relationship between the SPE and the reporting entity indicates that the SPE is controlled by that entity.

SIC 12 gives more prescriptive examples of how control could be evidenced, and directs entities to assess the risks and rewards inherent in the SPE in order to determine who controls it.

IMPACT

Low – certain of the Group’s securitisations and conduit vehicles that are currently off-balance-sheet may be consolidated under IFRS. The impact of this difference will be limited to a small number of transactions.

Changes applying from 1 January 2005

UK GAAP	IFRS
Accruals accounted derivatives

Non-trading derivatives are those which are held for hedging purposes, as part of HSBC’s risk management strategy, against assets, liabilities, positions or cash flows measured on an accruals basis. Non-trading transactions include qualifying hedges and positions that synthetically alter the characteristics of specified financial instruments.

Non-trading derivatives are accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any profit or loss arising is recognised on the same basis as that arising from the related assets, liabilities or positions.

To qualify as a hedge, a derivative must effectively reduce the price, foreign exchange or interest rate risk of the asset, liability or anticipated transaction to which it is linked and be designated as a hedge at inception of the derivative contract. Accordingly, changes in the market value of the derivative must be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

If the hedging criteria are met, the derivative is accounted for on the same basis as the underlying hedged item. Derivatives used for hedging purposes include swaps, forwards and futures.

Interest rate swaps are also used to alter synthetically the interest rate characteristics of financial instruments. In order to qualify for synthetic alteration accounting, a derivative instrument must be linked to specific assets or liabilities, or pools of similar assets or liabilities with reference to the notional principal and interest rate risks of the hedged instruments. The combination of the underlying asset or liability together with the related interest rate swap must achieve a result that is consistent with defined risk management objectives. If these criteria are met, accrual based accounting is applied, i.e. income or expense is recognised and accrued to the next settlement date in accordance with the contractual terms of the agreement.

IAS 39 requires that all derivatives be recognised as either assets or liabilities in the balance sheet and that those instruments be measured at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation as described below.

For a derivative designated as hedging the exposures to changes in the fair value of a recognised asset or liability or a firm commitment, the gain or loss is recognised in the income statement in the period of change together with the associated loss or gain on the hedged item attributable to the risk being hedged.

For a derivative designated as hedging the exposure to variable cash flows of a recognised asset or liability, or of a highly probable forecast transaction, the gain or loss on the derivative associated with the effective portion of the hedge is initially recognised in equity and subsequently released into the income statement in line with the income statement recognition of the element of the recognised asset, liability or highly probable forecast transaction which is being hedged. Any ineffective portion is reported in the income statement as it arises.

Any gain or loss arising on the termination of a qualifying derivative is deferred and amortised to earnings over the original life of the terminated contract. Where the underlying asset, liability or position is sold or terminated, the qualifying derivative is immediately marked-to-market through the profit and loss account.

If a cash flow hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the instrument that remains recognised directly in equity from the period when the hedge was effective remains in equity to be released in line with the income statement recognition of the element of the recognised asset, liability or highly probable forecast transaction which is being hedged.Where the cash flow hedge is of a forecast transaction which results in the recognition of a non-financial asset or non-financial liability, or where such a forecast transaction becomes a firm commitment for which fair value hedging is applied, the associated gains or losses recognised within equity are released and included in the carrying amount of the asset or liability.

If a fair value hedging instrument expires or is sold, terminated or exercised, any adjustment to the fair value of the hedged item in relation to the hedge is amortised based on the effective interest rate at the date amortisation begins to the profit and loss account beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

IMPACT

Medium – there may be some additional volatility in income (through dealing profits) as a result of a stricter definition of a qualifying hedge and the recognition of hedge ineffectiveness in the income statement under IFRS.

The amount of this additional volatility in income will depend, in part, on the extent to which the fair value option for liabilities available within IAS 39, but carved out in the EU adopted version of IAS 39, is available under UK law or is ultimately endorsed by the EU.

Where possible, HSBC intends to hedge its interest rate exposure using cash flow hedging, which will give rise to volatility in equity.

On transition on 1 January 2005 there will be an impact on equity due to fair value movements on derivatives in existing hedging relationships that will be allowable as cash flow hedges being taken to the cash flow hedging reserve in equity. In addition, the recognition of current hedging derivatives at fair value where the associated hedging relationship does not meet the IAS 39 hedging requirements will also impact equity.

Preference shares

Preference shares issued by subsidiaries are classified in the balance sheet as non-equity minority interests with preference share dividends recorded as non-equity minority interests in the profit and loss account.

Under IAS 32, preference shares are generally classified in the balance sheet as liabilities. Associated dividends are recorded as interest payable.

IMPACT

Medium – this presentational change will affect the face of the income statement and balance sheet, reducing pre-tax profit but having no impact on income attributable to ordinary shareholders as the accounting simply moves the servicing cost of preference shares to interest expense from non-equity minority interests. There will be corresponding impacts on income statement ratios including net interest margin, cost:income ratio, the ratio of bad debt expense to operating profit before provisions and the effective tax rate.

Investment securities

Debt securities and equity shares intended to be held on a continuing basis are disclosed as investment securities and are included in the balance sheet at cost less provision for any permanent diminution in value. Other participating interests are accounted for on the same basis.

Other debt securities and equity shares held for trading purposes are included in the balance sheet at market value. Changes in the market value of such assets are recognised in the profit and loss account as ‘Dealing profits’.

SSAP 20 ‘Foreign currency translation’ requires foreign exchange differences on foreign-currency-denominated monetary items, including debt securities, to be recognised in the profit and loss account. The BBA Statement of Recommended Accounting Practice (‘SORP’) on securities expands on this by requiring that all investment securities (including equities) are carried at cost in the relevant currency with foreign exchange movements taken to the profit and loss account.

Under IASs 32 and 39, all investment securities (debt securities and equity shares) are classified and disclosed within one of the following three categories: held-to-maturity; available-for-sale; or at fair value through profit or loss.

Held-to-maturity debt securities are measured at amortised cost less any impairment loss.

Available-for-sale securities are measured at fair value with holding gains and losses (with the exception of any foreign exchange impact) excluded from the income statement and reported net of applicable taxes and minority interests in a separate component of shareholders’ funds. Foreign exchange differences arising from the amortised cost of debt securities should be recognised in the income statement, with other foreign exchange differences relating to debt securities recognised in equity. All foreign exchange differences arising on equity securities are recognised in reserves.

At fair value through profit or loss securities are measured at fair value with all holding gains and losses recognised in the income statement.

When there is objective evidence that an available-for-sale security is impaired, the cumulative loss that has been recognised in equity should be removed from equity and recognised in the income statement. Reversals of impairment losses of held-to-maturity and available-for-sale debt securities are recorded in the income statement. Reversals of impairment losses of available-for-sale equity securities are recorded in equity.

IMPACT

Medium – on transition to IFRS, HSBC will classify most of its investment securities as available-for-sale. There will be an impact in recorded equity arising from the changes in their fair value where these changes do not relate to impairment.

Life assurance

Under UK GAAP, the value placed on life assurance business in the Group’s consolidated financial statements includes a valuation of the discounted future earnings expected to emerge from the business currently in force, using appropriate assumptions in assessing factors such as recent lapse experience and general economic conditions, together with the surplus retained in the long-term assurance funds attributable to shareholders. The relevant assumptions are determined annually in consultation with independent actuaries and the resulting valuation is included in ‘Other assets’.

Changes in the value placed on HSBC’s interest in long-term assurance business are calculated on a post-tax basis and reported gross in the profit and loss account as part of ‘Other operating income’ after adjusting for taxation.

IFRS 4 is more restrictive than current UK GAAP in the type of contract that can be classified as insurance. Those contracts meeting the IFRS 4 definition of insurance will continue to be accounted under HSBC’s existing accounting policies. For long-term investment contracts not transferring significant insurance risk, IAS 39 will apply to any financial instrument element. The inclusion of a valuation of the discounted future earnings expected to emerge from the business currently in force will no longer be possible for such contracts. Any investment management element of such contracts will be accounted for under IAS 18 ‘Revenue’. This requires that investment management fees (and incremental directly attributable costs) be spread over the period in which services are provided.

IMPACT

Medium – certain contracts currently accounted for as insurance products will be reclassified as financial instruments under IAS 39. As a consequence, the valuation of the discounted future earnings expected to emerge from the business currently in force in the balance sheet is expected to decrease, leading to a reduction in equity. Income will be recognised on these contracts in later periods owing to the change in valuation basis.

Netting

Under UK GAAP, the following conditions must be satisfied in order to achieve netting of debit and credit balances in the balance sheet:

(a)   the reporting entity and another party owe each other determinable monetary amounts, denominated either in the same currency, or in different but freely convertible currencies;

(b)   the reporting entity has the ability to insist on a net settlement; and

(c)   the reporting entity’s ability to insist on a net settlement is assured beyond reasonable doubt.

Under IAS 32, netting is only allowed if the entity:

(a)   currently has a legally enforceable right to set off the recognised amounts; and

(b)   intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

It is expected that netting will not be widely available under IFRS as point (b) above will not always be satisfied.

IMPACT

Medium – the move from an ability to insist on net settlement to an intention to settle on a net basis is not in line with market practice in a number of areas and, in consequence, certain financial instruments will be grossed up for presentational purposes.

Loan origination

Fee and commission income is accounted for in the period when receivable, except when it is charged to cover the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, it is recognised on an appropriate basis over the relevant period.

Loan origination costs are generally expensed as incurred. As permitted by UK GAAP, HSBC applies a restricted definition of the incremental, directly attributable origination expenses that are deferred and subsequently amortised over the life of the loans.

Substantially all loan fee income and incremental directly attributable loan origination costs are amortised to the income statement over the expected life of the loan as part of the effective interest calculation under IAS 39.

Under IAS 18 certain fees earned on the completion of a significant act must be recognised immediately.

IMPACT

Low – on transition there will be an impact on equity as previously recognised fees and costs are reversed and spread forward over the residual term of the financial instrument. This change is also expected to result in reclassification within the income statement with lower levels of fees and commissions and origination expenses, and higher interest income on an ongoing basis, as HSBC currently expects that deferred fees will be greater than deferred costs.

Acceptances

Acceptances are currently accounted for on a net basis. There is no grossing up of the amount to be paid and the amount receivable from the originator, and thus no balance appears in the balance sheet in relation to these products.

Under IAS 39 it will be necessary to recognise a liability for acceptances from the date of acceptance. A corresponding asset due from the originator will also be recognised.
IMPACT Low – this will gross up the balance sheet but will not have an impact on equity.

Income on trading securities

Under UK GAAP, dividend income on trading equity securities and interest income on trading debt securities are recognised in dividend income and interest income respectively. The related funding costs are recognised in interest expense.

IAS 39 permits all income and expenses in relation to trading items to be accounted within dealing profits.
IMPACT Low – this will align external reporting with the basis on which the business is managed and will change dealing profits with corresponding changes in net interest income and dividend income.

Provisioning

Under UK GAAP, an impairment is recognised if, based on current information or events, an advance or portfolio of advances is no longer expected to be recovered in full.

Specific provisions are recognised in respect of impaired advances that have been recognised as such in order to reduce the carrying amount to the expected ultimate net realisable value.

General provisions are made in respect of impaired advances which are known through experience to exist but which have not yet been specifically identified. The level of the general provision takes account of past experience and current economic conditions and other relevant factors affecting the various categories of advances in the portfolio.

Interest on non-performing loans is not normally credited to the profit and loss account and either interest accruals will cease (‘non-accrual loans’) or interest will be credited to an interest in suspense account in the balance sheet, which is netted against the relevant loan (‘suspended interest’).

Under IAS 39, impairment provisions are recognised on an incurred loss basis when an entity has objective evidence that an advance is impaired. Provisions under IAS 39 are calculated on a discounted future cash flow basis.

Individually assessed provisions are calculated using a discounted cash flow analysis for the impaired advance.

IAS 39 allows collective assessment of impairment for individually insignificant items or items where no impairment has been identified on an individual basis. Formula-based approaches or statistical methods may be used to determine losses in groups of financial assets provided they incorporate the effect of the time value of money, consider the cash flows for the expected remaining life of the asset, consider the age of the loans within the portfolio and do not give rise to an impairment loss on initial recognition of an asset.

The concepts of suspended interest and non-accrual are not relevant under IAS 39. Following impairment of an asset, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss (the original effective interest rate of the asset).

IMPACT Low – this change in methodology is not expected to produce a significant adjustment on transition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: December 09, 2004